Exhibit 99.1

NEWS

FOR IMMEDIATE RELEASE

BMO Recommends Shareholders Reject TRC Capital’s

Below-Market “Mini-Tender” Offer

TORONTO, March 28, 2023 – BMO (TSX: BMO) (NYSE: BMO) has received notice of an unsolicited mini-tender offer by TRC Capital Investment Corporation (“TRC Capital”) to purchase up to 1 million BMO common shares, or approximately 0.14% of the common shares outstanding, at a below-market price of CAD $113.55 per share.

BMO recommends that shareholders reject TRC’s unsolicited offer as the offer has been made at a price significantly below market, representing a discount of 4.44% and 4.40%, respectively, to the closing prices of BMO shares on the Toronto Stock Exchange and New York Stock Exchange on March 21, 2023, the last trading day before the date of the mini-tender offer.

BMO does not endorse and is not affiliated or associated in any way with TRC Capital or its unsolicited mini-tender offer.

TRC Capital has made similar unsolicited mini-tender offers for shares of several other public companies. Mini-tender offers are designed to result in a holding of less than 5% of a company’s outstanding shares, thereby avoiding disclosure and procedural requirements applicable to most bids under Canadian and U.S. securities regulations. Both the Canadian Securities Administrators (CSA) and the U.S. Securities and Exchange Commission (SEC) recommend that investors exercise caution with mini-tender offers and have expressed serious concerns about mini-tender offers, including the possibility that investors might tender to such offers without understanding the offer price relative to the actual market price of their securities.

The SEC has issued “Tips for Investors” regarding mini-tender offers, noting that some bidders, in making the offers at below-market prices, are “hoping that they will catch investors off guard if the investors do not compare the offer price to the current market price.” The SEC’s advisory may be found on the SEC website at http://www.sec.gov/investor/pubs/minitend.htm.

The CSA’s long-standing guidance on mini-tenders can be found on the Ontario Securities Commission website at www.osc.gov.on.ca/en/SecuritiesLaw_csa_19991210_61-301.jsp.

BMO strongly encourages brokers, dealers and other market participants to exercise caution and review the letter regarding broker-dealer mini-tender offer dissemination and disclosures on the SEC website at www.sec.gov/divisions/marketreg/minitenders/sia072401.htm.

BMO requests that a copy of this news release be included in any distribution of materials relating to TRC Capital’s mini-tender offer for BMO shares.

According to TRC Capital’s offer documents, BMO shareholders who deposit their shares in acceptance of the offer may withdraw their shares in certain circumstances by following the procedures described in the offer documents.

About BMO Financial Group

Serving customers for 200 years and counting, BMO is a highly diversified financial services provider - the 8th largest bank, by assets, in North America. With total assets of $1.15 trillion as of January 31, 2023, and a team of diverse and highly engaged employees, BMO provides a broad range of personal and commercial banking, wealth management and investment banking products and services to 12 million customers and conducts business through three operating groups: Personal and Commercial Banking, BMO Wealth Management and BMO Capital Markets.

For News Media Enquiries:

Jeff Roman, Toronto, Jeff.Roman@bmo.com, (416) 867-3996

For Investor Relations Enquiries:

Christine Viau, Toronto, Christine.viau@bmo.com, (416) 867-6956

Bill Anderson, Toronto, bill2.anderson@bmo.com, (416) 867-7834